January 3, 2013

To:

Catherine T. Brown

Securities and Exchange Commission

RE:

Ample-Tee, Inc.

Amendment No. 2 Registration Statement on Form S-1

Filed October 17, 2012

File No. 333-179079

In response to your letter dated November 8, 2012 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Ample-Tee, Inc. (the “Company”).  Amendment no. 2 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s November 8, 2012 letter in italicized text immediately before our response.

General

1.

Please update the prospectus to include disclosure for your fiscal year ended August 31, 2012. By way of example only, we note that the disclosures in “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management” are as of February 29, 2012.

Response:

In accordance with your recommendations, we have updated the prospectus to include disclosure for our fiscal year ended August 31, 2012.

2.

Please disclose in the prospectus the information that you provided in response to the second bullet of comment 1.

Response:

We have revised our disclosure to include the information provided in response to the second bullet or comment 1.

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214

Summary, page 4 The Offering, page 4

3.

We note your response to comment 3. As requested in our prior comment, please revise the disclosure to indicate that net proceeds of $135,000 assumes that all of the shares are sold.

Response:

In accordance with your request we have revised our disclosure by including a footnote as follows:

Ample-Tee, Inc.
Securities Being Offered:	5,000,000 shares of common stock
Offering Price:	$0.03
Termination of the Offering:	The shares are offered for a period not to exceed 90 days, unless extended by our Board of Directors for an additional 90 days.
Net Proceeds:	$135,000[1] (one hundred and thirty-five thousand)
Use of Proceeds:	See “Use of Proceeds” and the other information in this prospectus.
Outstanding Shares of Common Stock:	There are 10,000,000 shares of common stock issued and outstanding as February 29, 2012 held solely by our President and Chief Executive Officer, and Secretary, Lawrence Chenard.
Registrations Costs:	We estimate our total offering registration costs to be approximately $15,000 (fifteen thousand).
Risk Factors:	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in our securities.

[1] Net Proceeds of $135,000 assumes that 100% of the shares offered are sold.

Summary of Financial Data, page 5

4.

Please revise your entire document to update your financial data. See Rule 8-08 of Regulation S-X.

Response:

In accordance with your request, we have updated our financial data throughout the document.

1 Net Proceeds of $135,000 assumes that 100% of the shares offered are sold.

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214

Dilution, page 11

5.

We note your response to comment 7. Your net tangible book value per share before the offering is negative because your liabilities and intangible assets are greater than your total assets as of February 29, 2012. Therefore, please revise to show your net tangible book value per share before the offering in brackets and/or rename this line item as net tangible book value (deficit) per share.

Response:

In accordance with your request, we have renamed this line item and shown the net tangible book value (deficit) per share before the offering in brackets.

Exhibit 23.1

6.

Please revise to provide a currently dated consent from your independent registered public accounting firm.

Response:

In accordance with your request, we have provided a currently dated consent from our independent registered accounting firm.

We trust our responses meet with your approval.

Sincerely,

s/Lawrence Chenard

Lawrence Chenard

Ample-Tee, Inc.

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214